The Growth for Good Acquisition Corporation

12 E 49th Street

11th Floor

New York, New York 10017

December 7, 2021

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Attention:	Jeffrey Lewis

Re:	The Growth for Good Acquisition Corporation
Registration Statement on Form S-1
File No. 333-261369

Dear Mr. Lewis:

The Growth for Good Acquisition Corporation (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement, as amended, to 4:00 P.M., New York time, on December 9, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Please do not hesitate to contact J. Peyton Worley of Latham & Watkins LLP at (212) 906-1282 with any questions or comments with respect to this letter.

Very truly yours,

THE GROWTH FOR GOOD ACQUISITION CORPORATION

By:	/s/Rahul Kakar
Rahul Kakar
Chief Financial Officer

Cc:	J. Peyton Worley, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP